UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIONS GATE LIGHTING CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

53626W 102
(CUSIP Number)

copy to: Robert Fraser c/o Lions Gate Lighting Corp. 600 – 999 West Hastings Street Vancouver, British Columbia Canada, V6C 2W2 Tel: 604.729.5759
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	53626W 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Fraser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,450,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,450,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.46% based on 7,450,000 shares of common stock outstanding as of the date of this report.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Schedule 13D is being filed on behalf of Robert Fraser relating to the shares of common stock of Lions Gate Lighting Corp., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 600 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2.

Item 2. Identity and Background

(a)	Name: Robert Fraser.
(b)	Residence or business address: 661 Kenwood Road, West Vancouver, British Columbia, Canada V7S 1S7.
(c)	During the last five years, Mr. Fraser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(d)

During the last five years, Mr. Fraser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Fraser is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Considerations

On May 12, 2009, Mr. Fraser acquired 450,000 shares from Robert McIsaac in consideration for the purchase price of US$100.

Item 4. Purpose of Transaction

Mr. Fraser acquired the 450,000 shares of common stock of the Issuer for investment purposes Depending on market conditions and other factors, Mr. Fraser may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise, and in accordance with applicable securities laws.

As of the date hereof, except as described above, Mr. Fraser does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by Mr. Fraser is 1,450,000 shares, or 19.46% of the Issuer, based on 7,450,000 shares of common stock outstanding as of the date of this report.

Mr. Fraser has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,450,000 shares of common stock of the Issuer.

Other than as described in Item 3 above, Mr. Fraser has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than Mr. Fraser, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,450,000 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between Mr. Fraser and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2009	/s/ Robert Fraser Signature
Robert Fraser

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW2547789.1